Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION

IN ACCORDANCE WITH IFRS.

June 30, 2017
(in € m.)
Debt (1), (2):
Long-term debt	165,070
Trust preferred securities	5,694
Long-term debt at fair value through profit or loss	6,640

Total debt	177,404

Shareholders’ equity:
Common shares (no par value)	5,291
Additional paid-in capital	39,828
Retained earnings	19,383
Common shares in treasury, at cost	(33)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax	0
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	825
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	126
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Foreign currency translation, net of tax	780
Unrealized net gains from equity method investments	57

Total shareholders’ equity	66,258

Equity component of financial instruments	4,674
Noncontrolling interest	278

Total equity	71,210

Total capitalization	248,613

[1]	€ 807 million (0.5%) of our debt was guaranteed as of June 30, 2017. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 48,135 million (27%) of our debt was secured as of June 30, 2017.

Due to rounding, numbers may not add up precisely to the totals provided.